Item 27. Exhibit (d) xiv.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
Springfield, MA  01111-0001

QUALIFIED PLAN RIDER

This rider modifies the Contract to which it is attached for use in connection with a retirement plan which receives favorable income tax treatment under Section 401(a) or 403(a) of the Internal Revenue Code (Code).  In the case of a conflict with any provision in the Contract, the provisions of this rider will control.  The Company may further amend the Contract from time to time to meet any requirements applicable to such plans.  The effective date of this rider is the Rider Effective Date shown on the Contract Schedule.  Where appropriate, the word “certificate” shall be substituted for the word “contract”, the word “participant” shall be substituted for the word “owner” or “contract owner”, and the word “endorsement” shall be substituted for the word “rider”.  The Contract is modified as follows:

1.
The Contract cannot be sold, discounted, assigned or pledged as collateral for a loan, or as security for the performance of any other obligation, or for any other purpose, to anyone other than the Company.  However, the policy may be assigned to the Annuitant.

2.
The Annuitant may only be made the Contract Owner of this Contract under the following circumstances: (1) upon the conversion of this Contract to an individual retirement annuity under Code Section 408; (2) upon the conversion of this Contract  to a tax-sheltered annuity under Code Section 403(b); (3)  at the time of commencement of Annuity Payments; or (4) upon transfer of ownership of this Contract to the Annuitant, provided, however, that in such case, this Contract shall remain nontransferable.

3.	While the Contract Owner is a retirement plan fiduciary, the Beneficiary shall be such Contract Owner.

4. (a)
The entire interest of the Annuitant will commence to be distributed no later than the first day of April following the later of the calendar year in which the Annuitant attains age 70-1/2 or the calendar year in which the Annuitant retires (the “required beginning date”) over (1) the life of the Annuitant or the lives of the Annuitant and his or her designated beneficiary or (2) a period certain not extending beyond the life expectancy of the Annuitant and his or her designated beneficiary.  Payments must be made in periodic payments at intervals of no longer than one year and must be  either nonincreasing or they may increase only as provided in Q&As-1 and 4 of Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations, or as may be provided in any subsequent final regulations.  In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of Section 1.401(a)(9)-6T of the Temporary Income Tax  Regulations, or those which may be set forth in any subsequent final regulations.

(b)
The distribution periods described in paragraph (a) of this section 4 cannot exceed the periods specified in Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations, or those which may be set forth in any subsequent final regulations.

(c)
The first required payment can be made as late as April 1 of the year following the later of the year the Annuitant attains age 70-1/2 or retires and must be the payment that is required for one payment interval.  The second payment need not be made until the end of the next payment interval.

QP.1	1	09-03

5.
The  Contract may receive a direct rollover of an eligible rollover distribution or a participant contribution of an eligible rollover distribution from: a qualified plan described in Code section 401(a) or 403(a), excluding after-tax employee contributions; an annuity contract described in Code section 403(b), excluding after-tax employee contributions; an eligible plan under Code section 457(b) which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state; or an individual retirement account or annuity described in Code section 408(a) or 408(b) that is eligible to be rolled over and would otherwise be includible in gross income.

6.
Contract amounts eligible for rollover may be directly rolled over to a qualified plan described in Code section 401(a) or 403(a); an annuity contract described in Code section 403(b); an eligible plan under Code Section 457(b) which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state; or an individual retirement account or annuity described in Code section 408(a) or 408(b).  Provided, however, that the portion of a distribution consisting of after-tax employee contributions may only be transferred to an individual retirement account or annuity described in Code section 408(a) or 408(b) or to a qualified defined contribution plan described in Code section 401(a) or 403(a) that agrees to separately account for amounts so transferred, including separately accounting for the portion of such distribution which is includible in gross income and the portion of such distribution which is not includible in gross income.

7.
The Company is not responsible for carrying out the terms of any trust or other agreement which is not a part of this Contract.  The Company’s only responsibility is to perform according to the terms of the Contract.

Signed for Massachusetts Mutual Life Insurance Company by:

[/s/ Christine C. Peaslee]	[/s/ Roger W. Crandall]
SECRETARY	PRESIDENT

QP.1	2	09-03